

13010442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC
Mail Processing
Section

FEB 2 7 2013

Washington DC
402

SEC FILE NUMBER
8- 08680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/12_____ AND ENDING _____12/31/12_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.M. Manning, & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

211 E. Washington Street Suite B
_____
                                    (No. and Street)

Greenville   SC   29601-2835
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
            Nelson Arrington   864-232-9576
                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Edward Richardson Jr., CPA
_____
                        (Name – if individual, state last, first, middle name)

    15565 Northland Dr. Suite 508 West Southfield, MI. 48075
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

EM
3/4/13

OATH OR AFFIRMATION

I, _____Nelson Arrington_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____V.M. Manning & Co., Inc._____ , as
of _____December 31_____ , 20 _12_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N/A
_____

_____

_____   _____
                                                                            Signature

                                                                President
                                                                _____
                                                                       Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

V.M. Manning & Co., Inc.
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash In Bank - Checking	$	11,275.20
Cash in Bank - Clearing Deposits		50,000.00
Investments		49,070.00
Accounts Receivable		63,355.56
Loan Receivable		10,000.00
Total Current Assets		183,700.76

PROPERTY AND EQUIPMENT

Equipment		46,713.51
Less: Accumulated Depreciation		(46,713.51)
TOTAL ASSETS	$	183,700.76

The footnotes are an integral part of the financial statements.

2

V.M. Manning & Co., Inc.
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued Payroll	$	10,000.00
Accrued Liabilities		4,819.73
Total Current Liabilities		14,819.73

LONG-TERM LIABILITIES

Total Liabilities		14,819.73

STOCKHOLDERS' EQUITY

Capital Stock, par value, $1 per share, 50,000 shares authorized, 7,500 shares issued and outstanding	7,500.00
Retained Earnings	161,381.03
Total Stockholders' Equity	168,881.03
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 183,700.76

The footnotes are an integral part of the financial statements.

3

V.M. Manning & Co., Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2012

Revenues

Commissions Earned	$	11,935.01
Management Fees		244,374.46
Other Income		1,582.60
Interest Income		5.04
Dividend Income		690.11
Gain(loss) on security trading		26.70
Unrealized Gains/Losses		7,845.40
Total Revenues		266,459.32

Operating Expenses

Employee compensation and ben	162,753.87
Floor brokerage, exchange, and c	22,417.23
Occpancy	17,878.30
Other expenses	40,702.67
Total Operating Expenses	243,752.07
Operating Income (Loss)	22,707.25
Net Income (Loss)	$ 22,707.25

The footnotes are an integral part of the financial statements.

4

V.M. Manning & Co., Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2012
Beginning of Period	$ 143,781.09
Plus: Net Income	$ 22,707.25
Plus: Prior Period Adjustment	$ (5,107.31)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 161,381.03

The footnotes are an integral part of the financial statements.

5

V.M. Manning & Co., Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 22,707.25
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(5,107.31)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	8,078.87
Accounts Receivable	(7,864.25)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	(21,423.82)
Total Adjustments	(26,316.51)
Net Cash Provided By (Used in) Operating Activities	(3,609.26)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,609.26)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	64,884.46
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 61,275.20

The footnotes are an integral part of the financial statements.

6

V.M. MANNING & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2012	7,500	$ 7,500	-	$ -	$ 143,781	$ 151,281
Net Income	-	-	-	-	22,707	22,707
Capital Transactions	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	(5,107)	(5,107)
Balance at December 31, 2012	7,500	$ 7,500	-	$ -	$ 161,381	$ 168,881

The footnotes are an integral part of the financial statments.

7

V.M. MANNING & CO., INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

V.M. MANNING & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between `the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in trades of securities for its individual and institutional customers. The company also manages investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

STONINGTON CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2012, the Company is owed from its stockholder $10,000.00 on a non-interest bearing, unsecured loan. The Company leases it office space from a related party.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		46,714
Leasehold improvements	7 years		0
			46,714
Less – accumulated depreciation			(46,714)
Total		$	0

Depreciation expense was $0 for the year December 31, 2012.

NOTE G – RENT

The rent expense for the year was $15,573.00; the amount paid was for the lease on the office space.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

	Level 1	Level 2	Level 3	Total
Money Market	$ 853	$ -	$ -	$ 853
Securities Owned	27,667	-	-	27,667
Coins Owned	-	20,550	-	20,550
Total	$ 28,520	$ 20,550	$ -	$ 49,070

V.M. MANNING & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Fair values of assets measured on a recurring basis at December 31, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2012		
Money Market	$ 853	$ 853
Marketable Securities	27,667	27,667
Coins	20,550	20,550
Total	$ 49,070	$ 49,070

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: interest, $16.39, and dividends, $466.35.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2012		
Money Market	$ 853	$ 853
Marketable Securities	27,667	27,667
Coins	20,550	20,550
Total	$ 49,070	$ 49,070

Cost and fair value of money market funds and marketable securities at December 31, 2012 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2012				
Held to Maturity:				
Marketable Securities	27,667.00	0.00	0.00	27,667.00
Coins	12,785.00	7,765.00	0.00	20,550.00
Totals	$ 40,452.00	7,765.00	0.00	$ 48,217.00

V.M. MANNING & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

PRIOR PERIOD ADJUSTMENTS

Prior period adjustments were made to correct errors made in prior years; the corrections did impact the correct year net income.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

V. M. Manning & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

<u>Computation of Net Capital</u>

Total Stockholder's equity:		$ 168,881.03
Nonallowable assets:		
Prepaid Expenses	0.00	
Investments	20,550.00	
Fixed Assets	0.00	
Accounts receivable – other	18,456.00	(39,006.00)
Other Charges		
Other	0.00	
Haircuts	4,167.17	
Undue Concentration	0.00	(4,167.17)
Net allowable capital		$ 125,707.86

<u>Computation of Basic Net Capital Requirement</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 988.48
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 75,707.86

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	$ 14,819.73
Percentage of aggregate indebtedness to net capital	11.79%

<u>Reconciliation of the Computation of Net Capital Under Rule 15c3-1</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 128,186.00
Adjustments:	
Change in Equity (Adjustments)	4,692.00
Change in Non-Allowable Assets	(7,510.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
Change in Other Haircuts	340.00
NCC per Audit	125,708.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Sterne Agee Leach

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2013

Board of Directors
V.M. Manning & Co., Inc.
211 E. Washington Street
Suite B
Greenville, SC 29601-2835

In planning and performing my audit of the financial statements and supplemental schedules of
V.M. Manning & Co., Inc. for the year ended December 31, 2012, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

V.M. Manning & Co., Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2012

V.M. MANNING & CO.,, INC.
December 31, 2012

Contents

United States Securities and Exchange Commission's

Financial Statements

Supplementary Information

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 20, 2013

Board of Directors
V.M. Manning & Co., Inc.
211 E. Washington Street Suite B
Greenville, SC 29601-2835

I have audited the accompanying balance sheet of V.M. Manning & Co., Inc. , as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of V.M. Manning & Co., Inc. as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1